CLPS Incorporation
c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road, Kwun Tong, Kowloon
Hong Kong SAR

December 22, 2022

Via EDGAR

Matthew Crispino
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CLPS Inc. Amendment No. 4 to Registration Statement on Form F-3 Filed on December 19, 2022 Commission File No. 333-266951

Dear Mr. Crispino:

The Company hereby withdraws its request submitted to the U.S. Securities and Exchange Commission on December 21, 2022.

The Company also requests that the effective date and time of the above referenced Registration Statement be accelerated to 10:00 am on December 27, 2022 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933 (“Act”), as amended.

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact James Zhang at (347) 601-8154 of Loeb & Loeb LLP, counsel to the undersigned registrant.

[Signature Page Follows]

Very truly yours,

CLPS Incorporation

By:	/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer, Director